June 11, 2010


By Fax 202-772-9244 and by Edgar Filing

John Cannarella
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

cc: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures)

	Re: 	Toro Ventures Inc.
		Form 10-KSB for the Fiscal Year Ended June 30, 2008
		Filed September 26, 2008
		Response Letter Dated July 7, 2009
		Response Letter Dated August 31, 2009
		Response Letter Dated December 7, 2009
		Response Letter Dated March 19, 2010
		File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated January 28, 2010. With respect to your request I have immediately commenced my own inquiries, questions and answers regarding item 1. I have researched and examined the available documentation available to me from the previous administration in order to be as precise as possible in my response. Consequently, the questions raised in your letter and the facts relating thereto have been answered to the best of my ability.


1. As previously indicated, I have assumed the position of Chief Financial Officer early in 2009. I have researched and examined all available documentation from the previous administration and after review we conclude that the Company's internal controls over financial reporting were effective. In addition, my earlier reply dated August 31, 2009, stated that the internal controls were weak in terms of untimely identifying and resolving accounting and disclosure matters, was unfounded based on further examination.
I reviewed past internal controls over the accounting and disclosure and I could not find any material weaknesses or errors.

We trust that you will find our above-noted responses to your inquiries satisfactory. Should you have any further questions or comments, please do not hesitate to contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

-s-

Gregory Rotelli
President
Toro Ventures, Inc.